

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

<u>Via E-mail</u>
Bernardo Hees
President and Chief Executive Officer
H.J. Heinz Company
1 PPG Place
Suite 3100
Pittsburgh, PA 15222

> **Re:** **H.J. Heinz Company**
> **Hawk Acquisition Intermediate Corporation II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 15, 2014**
> **File No. 333-194441**

Dear Mr. Hees:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Legality Opinions

1. We note your response to prior comment 5 from our letter to you dated April 4, 2014. As we previously indicated, you need to provide an opinion or opinions which cover all relevant jurisdictions. The opinions also must address whether the debt securities are binding obligations in each case. See Section II.B.1.e of Staff Legal Bulletin No. 19, including footnote 21 thereto. However, in the opinion filed as Exhibit 5(i), counsel indicates that it is limited to New York, Delaware, and California law. Insofar as counsel

issuing the opinion filed as Exhibit 5(iii) does not opine on whether the applicable guarantees are binding obligations, there appears to be a gap with regard to Idaho law. Please obtain and file appropriate opinions to cover all jurisdictions and the necessary elements, including the binding obligation component.

Exhibit 5(ii)

2.   Please obtain and file a revised opinion which precisely identifies the items covered. For example, we note that the defined term "Guarantees" in the first paragraph of the opinion is not repeated in part of clause (iii) of the fifth paragraph, which states that "the Exchange notes and guarantee have been duly executed and authenticated in accordance with the provisions of the Indenture."

Exhibit 5(iii)

3.   Please have counsel revise its opinion to:

- reflect that H.J. Heinz Company is incorporated in the State of Pennsylvania;
- provide a definition for the defined term "Transaction Documents;" and
- delete any limitation on reliance. In that regard, we note that the opinion filed by Idaho counsel includes the following statement: "This opinion is furnished to you in connection with the filing of the Registration Statement and may not be relied upon by any other person or entity, other than your successors and permitted assigns…." See Section II.B.3.d of Staff Legal Bulletin No. 19 ("The staff does not accept any limitation on reliance. Purchasers of the securities in the offering are entitled to rely on the opinion.")

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Josh Korff